NEWS RELEASE

Shaw Confirms Closing Date for WIND Acquisition

Calgary, Alberta (February 19, 2016) — Shaw Communications Inc. (TSX:SJR.B / NYSE:SJR) confirms that completion of its previously announced acquisition of 100% of Mid-Bowline Group Corp. and its wholly-owned subsidiary, WIND Mobile Corp. (“WIND”), for an enterprise value of approximately $1.6 billion has been scheduled for March 1, 2016. Conditions to the transaction relating to the Competition Bureau and the Ministry of Innovation, Science & Economic Development (formerly Industry Canada) and approval by the Ontario Superior Court of Justice have been satisfied. As reported previously, Shaw has secured fully committed financing for the transaction. The parties are proceeding in the ordinary course to closing.

About Shaw
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca.

About WIND
WIND Mobile is Canada’s largest non-incumbent wireless carrier, serving approximately 940,000 subscribers across Ontario, Alberta and British Columbia. WIND is dedicated to offering a differentiated wireless experience for Canadians by offering strong value and exclusive features through easy to understand wireless plans and no-term contracts. Learn more about WIND Mobile at WINDmobile.ca or follow online at facebook.com/WINDmobile or twitter.com/WINDmobile.

Investor Inquires
Shaw Communications Inc.
Investor Relations
Investor.relations@sjrb.ca
www.shaw.ca

Shaw Communications Inc.
Chethan Lakshman, VP External Affairs
chethan.lakshman@sjrb.ca
(403) 930-8448

Caution Regarding Forward-Looking Statement
The closing of the acquisition of WIND is a “forward-looking statement” and assumes customary conditions to closing will be satisfied. Should these conditions not be satisfied the transaction may not close as planned, if at all.